Exhibit 99.1

news release

Encana and Mitsubishi enter into partnership for development of

Cutbank Ridge undeveloped lands in British Columbia

Japanese global integrated business enterprise to invest C$2.9 billion for a 40 percent interest in long-term development of abundant natural gas

Calgary, Alberta (February 17, 2012) – Encana Corporation (TSX, NYSE: ECA) has entered into an agreement with Mitsubishi Corporation that will see the Japanese global integrated business enterprise invest approximately C$2.9 billion for a 40 percent interest in the Cutbank Ridge Partnership. The Partnership holds about 409,000 net acres of Encana’s undeveloped Montney-formation natural gas lands in the company’s Cutbank Ridge resource play in northeast British Columbia. Through the Cutbank Ridge Partnership, Encana and Mitsubishi plan to create long-term shareholder value by jointly developing production capacity to deliver abundant natural gas to markets for decades ahead.

World-class asset, world-class partner

“This agreement brings a world-class partner to a world-class energy asset. Cutbank Ridge ranks among the most prolific and lowest-cost resource plays in North America and Mitsubishi’s financial commitment recognizes the significant value contained in a portion of our enormous resource opportunity. This is a landmark investment by an exceptional and global integrated business partner. The alignment we’ve already established with Mitsubishi will greatly enhance our plans to maintain Cutbank Ridge’s leadership position among the most cost competitive resource plays on the continent. Despite an increased capital spending profile on these natural gas assets resulting from this transaction, Encana plans to more than offset the near term impact on North American natural gas production oversupply by capital spending reductions elsewhere in its natural gas portfolio,” said Randy Eresman, Encana’s President & Chief Executive Officer.

“We are excited to join Encana – a first-rate unconventional producer that has pioneered low-cost, continuous improvement and technical innovation across its premium portfolio of North American resource plays. Encana’s operational merit, execution excellence and high performance culture are an ideal match with our business approach. We add value by leveraging organizational strength and global networks as we seek to contribute to the enrichment of society through business firmly rooted in principles of fairness and integrity. Mitsubishi looks forward to tapping new natural gas supplies for the long-term development and eventual delivery to world markets. Through this development, we aim to contribute to economic growth and job creation in Canada,” said Jun Yanai, Mitsubishi’s Executive Vice President, Chief Executive Officer for Energy Business Group.

Under the agreement, Encana will own 60 percent and Mitsubishi will own 40 percent of the Cutbank Ridge Partnership. Mitsubishi will pay C$1.45 billion on closing, which is expected to occur later this month, and Mitsubishi will invest C$1.45 billion in addition to its 40 percent of the Partnership’s future capital investment for a commitment period, which is expected to be about five years, thereby reducing Encana’s capital funding commitments to 30 percent of the total expected capital investment over that period. The assets in the Partnership include about 409,000 net acres of undeveloped Montney lands in British Columbia, plus additional development potential in the Cadomin and Doig geological formations. Encana will be the managing partner and operator of the Partnership. This transaction does not include any of Encana’s current Cutbank Ridge production of about 600 million cubic feet of natural gas per day, processing plants, gathering systems or Encana’s Alberta landholdings.

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Continuing a decade of excellence in British Columbia natural gas development

“Early in 2002, we began assembling our expansive Cutbank Ridge lands along the foothills of the Canadian Rockies, straddling the British Columbia-Alberta border. Over the last 10 years, we have systematically and methodically explored, defined and developed the enormous resource potential of this remarkable Canadian natural gas asset. This transaction represents the next step towards the long-term development and value recognition of our undeveloped Cutbank Ridge lands in British Columbia – a major natural gas resource capable of delivering long-term, affordable energy supplies to domestic and export markets,” Eresman said.

Enormous undeveloped resource potential

The Cutbank Ridge Partnership’s lands have proved undeveloped reserves of approximately 900 billion cubic feet of natural gas equivalent. The lands contain estimated natural gas initially in place of about 130 trillion cubic feet. The undeveloped proved, probable and possible reserves and economic contingent resources on the Partnership lands are outlined in the table below. For additional information on Encana’s estimated reserves and economic contingent resources, see Note 1 on page 3.

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Cutbank Ridge Partnership’s Reserves and Resources (Tcfe)[1] Encana 60% – Mitsubishi 40%
	Estimated undeveloped reserves			Estimated economic contingent resources
	1P Proved	2P Proved + Probable	3P Proved + Probable + Possible	1C Low estimate	2C Best estimate	3C High estimate
Total
As at Dec. 31, 2011	0.9	1.4	1.6	6.0	8.1	11.7

1	Represents year-end 2011 bookings, after royalties, using forecast prices and costs

Under the agreement with Mitsubishi, the Partnership has established clear corporate governance and management practices and operating procedures. The transaction, which has received an advanced ruling certificate from Canada’s Competition Bureau, is subject to satisfaction of customary closing conditions, and is expected to close by the end of February 2012.

Responsible resource development of abundant natural gas

The Cutbank Ridge Partnership’s investment and long term growth plans are expected to generate significant jobs, investment, vibrant economic opportunity and new revenues for the people and the Government of British Columbia. Consistent with its well-established operating procedures and corporate responsibility practices, Encana, the Partnership’s managing partner and operator, is committed to demonstrating reliability and trustworthiness as it engages in safe, energy-efficient, sustainable development and to advancing this development with consideration and respect for the people, communities and environments where the Partnership operates.

Prudent and focused investment aimed at preserving financial strength and flexibility

“Encana plans to conserve most of the additional financial flexibility provided by this and previously announced transactions during this prolonged period of low natural gas prices. Our 2012 investment plan targets a balance between our cash flow less dividends and our expected capital investment before acquisition and divestiture activity. Our capital spending is focused on expanding the exploration and development of oil and liquids-rich natural gas production while minimizing dry natural gas investments. This planned level of capital spending will create enhanced financial flexibility and liquidity while we target higher financial returns and maintaining our investment grade credit ratings,” Eresman said.

Financial and Legal Advisors

RBC Capital Markets and Jefferies & Company, Inc. are acting as financial advisors to Encana with respect to this transaction. Burnet, Duckworth & Palmer LLP is acting as legal advisor to Encana.

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Conference call on Cutbank Ridge Partnership and year-end results today – Friday, February 17, 2012.

CONFERENCE CALL TODAY

9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)

Encana will host a conference call today Friday, February 17, 2012 starting at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 2:00 p.m. ET on February 17 until midnight February 24, 2012 by dialing (855) 859-2056 or (416) 849-0833 and entering passcode 24414715.

A live audio webcast of the conference call will also be available via Encana’s website, www.encana.com, under Investors/Presentations & events. The webcast will be archived for approximately 90 days.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Mitsubishi Corporation

Mitsubishi Corporation (“MC”) is a global integrated business enterprise that develops and operates businesses across virtually every industry including industrial finance, energy, metals, machinery, chemicals, foods, and environmental business. MC’s current activities are expanding far beyond its traditional trading operations as its diverse business ranges from natural resources development to investment in retail business, infrastructure, financial products and manufacturing of industrial goods. With over 200 bases of operations in approximately 80 countries worldwide and a network of over 500 group companies, MC employs a multinational workforce of nearly 60,000 people. The Energy Business Group’s business model extends throughout the energy value chain, from upstream to downstream sectors. It compasses a number of oil and gas exploration, development and production (E&P) businesses; investment in 9 LNG liquefaction projects; trading of crude oil, petroleum products, LNG and LPG, etc. In addition to these activities, MC’s Energy Business Group is actively promoting natural gas developments in Canada and Australia, and is also constructing a MC-operated LNG project in Indonesia to be a unique and sustainable one over the medium and long terms.

NOTE 1: Estimated Reserves and Resources

Encana reports proved reserves based on a forecast or business case basis. The company reports on its estimates of reserves and resources and publishes estimates of proved, probable and possible reserves as well as all categories of economic contingent resources. Economic contingent resources fall into three categories: low estimate (1C), best estimate (2C) and high estimate (3C). The three classifications of contingent resources have the same degree of technical certainty as the corresponding reserves categories. In determining their economic viability, the same commodity price assumptions are applied as estimating proved, probable and possible reserves. Contingent resources are not yet commercial due to contingencies such as the timing and pace of development, or the need for additional infrastructure. The low estimate is the most conservative category and carries with it the greatest degree of confidence – 90 percent – that these resources will be recovered. Encana retains Independent Qualified Reserves Evaluators (IQREs) to conduct a full evaluation of not only the company’s reserves, but also its economic contingent resources.

Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

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The estimates of various classes of reserves (proved, probable, possible) and of contingent resources (low, best, high) in this news release represent arithmetic sums of multiple estimates of such classes for different properties, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of reserves and contingent resources and appreciate the differing probabilities of recovery associated with each class.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: completion of transaction agreements with Mitsubishi, including potential terms, closing date, amount of investments, funding commitment and development of otherwise undeveloped natural gas properties, reserves and economic contingent resources associated with the proposed partnership lands, anticipated job creation, generation of investments and economic opportunities, and government revenue creation, estimated natural gas initially in place, expectation for the partnership lands to deliver long-term, affordable energy supplies for domestic and export markets, Encana’s 2012 investment plan to balance between forecasted cash flow less anticipated dividends before acquisition and divestiture activity, capital spending plan to expand exploration and development of oil and liquids-rich natural gas production while reducing natural gas investments, including its anticipated effect of enhancing financial flexibility and liquidity to achieve higher returns and maintain investment grade credit ratings.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “joint ventures”) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

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Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Encana Corporation

Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose	Carol Howes
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4799

Mitsubishi Corporation

Media contact:
Shunsuke Nanami
Manager, Press Relations Team, Corporate Communications Dept.
+81 (3) 3210-3917 shunsuke.nanami@mitsubishicorp.com

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